Exhibit 99.2

PROXY
SEARCHMEDIA HOLDINGS LIMITED
Floor 13, Central Modern Building
468 Xinhui Road
Shanghai, China 200060
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
ANNUAL GENERAL MEETING OF SHAREHOLDERS — SEPTEMBER 13, 2011 (LOCAL TIME)
The undersigned hereby appoints Wilfred Chow and Joshua Weingard and each of them severally, as proxies of the undersigned, each with full power to appoint his substitute, to represent the undersigned at the Annual General Meeting (the “Meeting”) of Shareholders of SearchMedia Holdings Limited (the “Company”) to be held on September 13, 2011 (local time), and at any adjournments thereof, and to vote thereat all ordinary shares of the Company held of record by the undersigned at the close of business on August 1, 2011 in accordance with the instructions set forth on this proxy card and, in their discretion, to vote such shares on any other business as may properly come before the Meeting and on matters incident to the conduct of the Meeting. Any proxy heretofore given by the undersigned with respect to such ordinary shares is hereby revoked.
PLEASE    MARK,   DATE    AND   SIGN   THIS   PROXY    ON    THE   REVERSE   SIDE   AND   RETURN    IT    IN    THE ENCLOSED    ENVELOPE

					PROXY		Please mark your vote in blue or black ink as shown here	☒
NOMINEES:		FOR	AGAINST	ABSTAIN

1.	To elect Mr. Robert Fried as a director of the Company	☐	☐	☐
2.	To elect Mr. Chi-Chuan (Frank) Chen as a director of the Company	☐	☐	☐	THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 7.
3.	To elect Mr. Steven D. Rubin as a director of the Company	☐	☐	☐
7.  Approval, ratification and confirmation of the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011.

4.	To elect Mr. Peter W.H. Tan as a director of the Company	☐	☐	☐
5.	To elect Ms. Qinying Liu as a director of the Company	☐	☐	☐	FOR	AGAINST	ABSTAIN
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6.					☐	☐	☐
6.	Approval of the amendment to the Company’s Amended and Restated 2008 Share Incentive Plan (the “2008 Plan”) by increasing the number of authorized ordinary shares available for grant under the 2008 Plan from 1,796,492 ordinary shares to 3,000,000 ordinary shares.	☐	☐	☐	THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOR OF ELECTING THE FIVE NOMINEES TO THE BOARD OF DIRECTORS, IN FAVOR OF THE AMENDMENT TO THE 2008 PLAN, IN FAVOR OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS THE PROXIES HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

The undersigned acknowledges receipt of the accompanying Notice of Meeting of Shareholders and Proxy Statement for the September 13, 2011 meeting.
COMPANY ID:
PROXY NUMBER:
ACCOUNT NUMBER:

Signature of Shareholder	Signature of Shareholder	Date	, 2011.

NOTE: Please sign exactly as your name or names appears hereon. When shares are held by joint owners, both must sign. When signing as attorney, executor, administrator, trustee or guardian, please give title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.
Please mark, sign, date and return the Proxy Card promptly in the enclosed envelope.